UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 5, 2025

PFG Fund V, LLC

(Exact name of issuer as specified in its charter)

Colorado	85-2725801
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

6990 W. 38th Avenue, Suite 208 Wheat Ridge, Colorado	80033
(Address of principal executive offices)	(Zip code)

(303) 835-4445

(Issuer’s telephone number, including area code)

Promissory Notes

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

PFG Fund V, LLC (the “Company”, “we”, “us”, or “our”) is filing this Current Report on Form 1-U to disclose the following.

Termination of Agreement with DealMaker Securities LLC

On February 27, 2025, we received a notice from DealMaker Securities LLC (the “Broker”) that the Broker has decided to terminate its engagement with the Company under a certain “DealMaker Order Form” dated May 18, 2022 regarding the offering of the promissory notes, effective February 28, 2025. The Company has accepted the Broker’s termination of its engagement. Accordingly, the Broker shall no longer provide its services on behalf of the Company. The Manager paid the Broker set up fees and other filing fees, and none of such fees were passed on to or were borne by the Company or the Investors. No commissions were paid to the Broker.

A copy of the letter evidencing the termination from the Broker is filed as Exhibit 10.1.

Exhibit Index

Exhibit No.	Description of Exhibit

10.1	Letter from DealMaker Securities LLC

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheat Ridge, State of Colorado, on March 5, 2025.

PFG Fund V, LLC

By: Pine Financial Group, Inc.

By:	/s/ Kevin Amolsch
Name:	Kevin Amolsch
Title:	President